SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

(Under the Securities Exchange Act of 1934)

Q2Power Technologies, Inc.

(Name of Issuer)

Common Voting Stock

(Title of Class of Securities)

74737G109

 (CUSIP Number)

Benjamin L. Padnos

221 34th Street

Manhattan Beach, CA 90266

310-546-3663

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 12, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

1.         NAMES OF REPORTING PERSONS: Benjamin L. Padnos

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):  NA

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

                     (a)  [   ]

                     (b)  [X]

3.         SEC USE ONLY

4.         SOURCE OF FUNDS:  PF

5.         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ] OR 2(e) [ ]

                     None; not applicable.

6.         CITIZENSHIP OR PLACE OF ORGANIZATION:

                 USA

 NUMBER OF SHARES                      7. SOLE VOTING POWER: 1,947,473

 BENEFICIALLY OWNED                 8. SHARED VOTING POWER: 534,480

 BY EACH REPORTING PERSON     9. SOLE DISPOSITIVE POWER: 1,947,473

                                                          10. SHARED DISPOSITIVE POWER: 534,480

11.       AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                     2,481,953

12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.

No shares are excluded in the numerical or percentage computations herein.

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9%

14.       TYPE OF REPORTING PERSON:

 IN

Item 1.  Security and Issuer.

Title of Securities:

Common Stock

Name of Issuer:

Q2Power Technologies Inc.

1858 Cedar Hill Rd.

Lancaster, OH 43130

Item 2.  Identify and Background.

(a)        Name of Persons Filing.  This Schedule 13D is being filed for: Benjamin L. Padnos

(b)        Address: 221 34th Street, Manhattan beach, CA 90266

(c)        Principal Occupation:  Investor

(d)        During the last five years, the reporting person has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)        During the last five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)        Citizenship: USA

Item 3.  Source and Amount of Funds or Other Consideration

The reporting person used personal funds totaling $138,680 to acquire the 1,947,473 shares of common stock he has sole voting and dispositive power over. This includes $50,000 which was converted from money owed from the issuer to the reporting person pursuant to a contract for services rendered.  An additional $124,440 of personal funds were paid for the 534,480 shares of common stock that the reporting person has shared voting and dispositive power over, that are owned by four family trusts for which the reporting person is a co-trustee.

Item 4.  Purpose of Transaction.

All purchases were made for investment purposes.

Item 5.  Interest in Securities of the Issuer.

(a)        Amount Beneficially Owned.  2,481,953 shares of common stock of issuer representing 8.9%

(b)        Number of shares as to which such person has:

            Sole power to vote or to direct vote:  1,947,473

            Shared power to vote or to direct the vote: 534,480

            Sole power to dispose or to direct the disposition of: 1,947,473

            Shared power to dispose or to direct the disposition of: 534,480

(c)        None.

(d)        None; not applicable.

(e)        Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to   Securities of the Issuer.

534,480 shares of common stock that the reporting person has shared voting and dispositive power over are owned by four family trusts for which the reporting person is a co-trustee.  Such family trusts are as follows:

Jeffrey & Margaret Padnos Generation Trust f/b/o Benjamin Padnos
Jeffrey & Margaret Padnos Generation Trust f/b/o Rebecca Padnos
Jeffrey & Margaret Padnos Generation Trust f/b/o Samuel Padnos
Jeffrey & Margaret Padnos Generation Trust f/b/o Joshua Padnos

Item 7.  Materials to be Filed as Exhibits.

None.

SIGNATURE

After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 11, 2016                                                                 /s/ Benjamin L. Padnos